UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2004

Commission File Number 000-50112

Pan American Gold Corporation
(Translation of registrant's name into English)

Suite 604 - 750 West Pender Street, Vancouver, British Columbia V6C 2T7
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F. Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 - [ ]

TRI-LATERAL VENTURE CORPORATION
604 - 750 West Pender Street
Vancouver, B.C., V6C 2T7
(604) 669-2615 (Telephone)
(604) 689-9773 (Facsimile)

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO THE SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that the special meeting (the "Meeting") of Tri-Lateral Venture Corporation (the "Company") will be held at the offices of the Company's solicitors, Messrs. Clark, Wilson, 8th Floor, 885 West Georgia Street, in the City of Vancouver, B.C. on Tuesday, the 3rd day of February, 2004 at the hour of 10:00 (Vancouver time) for the following purposes:

1. To consider and approve by special resolution a share split of the issued and unissued common shares of the Company on the basis of up to seven (7) common shares for each one (1) common share, as more particularly described in the accompanying Information Circular;

2. To consider and approve by special resolution a name change to "Pan American Gold Corporation", or such other name as the directors may approve, as more particularly described in the accompanying Information Circular.

An Information Circular and Form of Proxy accompany this Notice of Meeting. These documents provide additional information relating to the matters to be dealt with at the Meeting and form part of this Notice of Meeting.

The share transfer books of the Company will not be closed, but the Company's Board of Directors has fixed January 2, 2004 as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment or postponement thereof. Each registered shareholder at the close of business on that date is entitled to such notice and to vote at the Meeting in the circumstances set out in the accompanying Information Circular.

If you are unable to attend the Meeting in person, please complete, sign and date the enclosed Form of Proxy and return the same in the enclosed return envelope provided for that purpose. If you receive more than one Form of Proxy because you own shares registered in different names or addresses, each Form of Proxy should be completed and returned. The completed Form of Proxy must be received by the Company or by CIBC Mellon Trust Company not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or an adjournment of the Meeting.

If you plan to attend the Meeting, you must follow the instructions set out in the Form of Proxy and in the Information Circular to ensure that your shares will be voted at the Meeting.

Please advise the Company of any change in your address.

DATED at Vancouver, British Columbia, this 2nd day of January, 2004.

By Order of the Board of

TRI-LATERAL VENTURE CORPORATION

/s/ Gregory Burnett
GREGORY C. BURNETT
President

TRI-LATERAL VENTURE CORPORATION

604 - 750 West Pender Street
Vancouver, B.C., V6C 2T7
(604) 669-2615 (Telephone)
(604) 689-9773 (Facsimile)

INFORMATION CIRCULAR

(As at January 2, 2004 except as indicated)

MANAGEMENT SOLICITATION

This Information Circular is furnished to the holders (the "Shareholders") of common shares (the "Common Shares") of Tri-Lateral Venture Corporation (the "Company") by the management of the Company in connection with the solicitation of proxies to be voted at the special meeting (the "Meeting") of the Shareholders to be held on Tuesday, February 3, 2004 at the time and place and for the purposes set forth in the accompanying Notice of Meeting.

The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by the directors, regular officers and employees of the Company. The Company does not reimburse Shareholders, nominees or agents for the cost incurred in obtaining from their principals authorization to execute forms of proxy; except that the Company has requested brokers and nominees who hold stock in their respective names to furnish this proxy material to their customers, and the Company will reimburse such brokers and nominees for their related out-of-pocket expenses. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.

This Information Circular and the accompanying Form of Proxy are being delivered to the Canadian and United States intermediaries holding Common Shares on behalf of another person or corporation, and are being mailed on or about January 8, 2004 to all registered Shareholders as of the close of business on January 2, 2004 (the "Record Date").

VOTING AND REVOCABILITY OF PROXY

Registered Shareholders are entitled to vote at the Meeting. A Shareholder is entitled to one vote for each Common Share that such Shareholder holds on the Record Date on the resolutions to be acted upon at the Meeting and any other matter to come before the Meeting.

The persons named as proxyholders (the "designated persons") in the enclosed Form of Proxy were designated by the directors of the Company. A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON OR CORPORATION (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR AND ON BEHALF OF THAT SHAREHOLDER AT THE MEETING, OTHER THAN THE DESIGNATED PERSONS IN THE ENCLOSED FORM OF PROXY. TO EXERCISE THIS RIGHT, THE SHAREHOLDER MAY DO SO BY STRIKING OUT THE PRINTED NAMES AND INSERTING THE NAME OF SUCH OTHER PERSON AND, IF DESIRED, AN ALTERNATE TO SUCH PERSON IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY.

In order to be voted, the completed Form of Proxy must be received by CIBC Mellon Trust Company or the office of the Company by mail or by fax, at least 48 hours, excluding Saturdays, Sundays and holidays, prior to the Meeting or an adjournment of the Meeting or with the Chairman of the Meeting on the day of the Meeting.

A proxy may not be valid unless it is dated and signed by the Shareholder who is giving it or by that Shareholder's attorney-in-fact duly authorized by that Shareholder in writing or, in the case of a corporation, dated and executed by an duly authorized officer, or attorney-in-fact for, the corporation. If a Form of Proxy is executed by an attorney-in-fact for an individual Shareholder or joint Shareholders or by an officer or attorney-in-fact for a corporate Shareholder, the instrument so empowering the officer or attorney-in-fact, as the case may be, or a notarial copy thereof, should accompany the Form of Proxy.

A Shareholder who has given a proxy may revoke it at any time, before it is exercised, by an instrument in writing: (a) executed by that Shareholder or by that Shareholder's attorney-in-fact authorized in writing or, where that Shareholder is a corporation, by a duly authorized officer of, or attorney-in-fact for, the corporation; and (b) delivered either: (i) to the Company at #604 - 750 West Pender Street, Vancouver, BC V6C 2T7 (Attention: Gregory Burnett) at any time up to and including the last business day preceding the day of the Meeting or, if adjourned or postponed, any reconvening thereof, or (ii) to the Chairman of the Meeting prior to the vote on matters covered by the proxy on the day of the Meeting or, if adjourned or postponed, any reconvening thereof; or (iii) in any other manner provided by law. Also, a proxy will automatically be revoked by either: (i) attendance at the Meeting and participation in a poll (ballot) by a Shareholder, or (ii) submission of a subsequent proxy in accordance with the foregoing procedures. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

IN THE ABSENCE OF ANY INSTRUCTIONS, THE DESIGNATED PERSONS OR OTHER PROXY AGENT NAMED ON THE FORM OF PROXY WILL CAST THE SHAREHOLDER'S VOTES ON ANY POLL (BALLOT) FOR THE APPROVAL OF ALL THE MATTERS IN THE ITEMS SET OUT IN THE FORM OF PROXY AND IN FAVOR OF EACH OF THE NOMINEES NAMED THEREIN FOR ELECTION AS DIRECTORS.

The enclosed Form of Proxy confers discretionary authority upon the persons named therein with respect to other matters which may properly come before the Meeting, including any amendments or variations to any matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knew of no such amendments, variations, or other matters to come before the Meeting.

In the case of abstentions from or withholding of the voting of Common Shares on any matter, the shares which are the subject of the abstention or withholding ("non-voted shares") will be counted for determination of a quorum, but will not be counted as affirmative or negative on the matter to be voted upon.

No person has been authorized to give any information or to make any representation other than those contained in this Information Circular in connection with the solicitation of proxies and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. The delivery of this Information Circular shall not create, under any circumstances, any implication that there has been no change in the information set forth herein since the date of this Information Circular. This Information Circular does not constitute the solicitation of a proxy by anyone in any jurisdiction in which such solicitation is not authorized or in which the person making such solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.

ADVICE TO BENEFICIAL HOLDERS OF COMMON SHARES

The information set forth in this section is of significant importance to many Shareholders, as a substantial number of Shareholders do not hold shares in their own name. Shareholders who do not hold their shares in their own name (referred to in this Information Circular as "Beneficial Shareholders") should note that only proxies deposited by Shareholders whose names appear on the records of the Company as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in the Shareholder's name on the records of the Company. Such Common Shares will more likely be registered under the names of the Shareholder's broker or an agent of that broker. In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co. as nominee for The Depositary Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is similar to the Form of Proxy provided to registered Shareholders by the Company. However, its purpose is limited to instructing the registered Shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communication Services ("ADP") in the United States and Independent Investor Communications Company ("IICC") in Canada. ADP and IICC typically apply a special sticker to proxy forms, mail those forms to the Beneficial Shareholders. Beneficial Shareholders should return the proxy forms to ADP for the United States and IICC for Canada. ADP and IICC then tabulate the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. A Beneficial Shareholder receiving an ADP proxy or an IICC proxy cannot use that proxy to vote Common Shares directly at the Meeting - the proxy must be returned to ADP or IICC, as the case may be, well in advance of the Meeting in order to have their Common Shares voted at the Meeting.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered Shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Common Shares as proxyholder for the registered Shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Alternatively, a Beneficial Shareholder may request in writing that his or her broker send to the Beneficial Shareholder a legal proxy which would enable the Beneficial Shareholder to attend at the Meeting and vote his or her Common Shares.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of common shares without par value and an unlimited number of preference shares.. As of January 2, 2004 the Company had outstanding 4,359,339 common shares and no preference shares. Shareholders who on January 2, 2004 are recorded on the Company's share register as holders of Common Shares can vote at the Meeting. Each Common Share has the right to one vote.

To the knowledge of the directors and senior officers of the Company, no persons beneficially own shares carrying more than 10% of the voting rights attached to all shares of the Company.

STATEMENT OF EXECUTIVE COMPENSATION

Particulars of compensation paid to:

(a) the Company's chief executive officer ("CEO");

(b) each of the Company's four most highly compensated executive officers who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $100,000 per year; or

(c) any additional individuals for whom disclosure would have been provided under (b) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year;

(each a "Named Executive Officer") is set out in the summary compensation table below:

SUMMARY COMPENSATION TABLE
		Annual Compensation			Long Term Compensation
					Awards(1)		Payouts
Name and Principal Position	Year	Salary	Bonus	Other Annual Compen-sation(2)	Securities Under Options/SARs Granted	Restricted Shares or Restricted Share Units	LTIP Payouts	All Other Compen-sation
Gregory C. Burnett Chief Executive Officer, President and Director	2002 2001 2000	$30,000(3) $30,000(3) $30,000(3)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1) Other than indicated below, the Company has not granted any restricted shares or restricted share units, stock appreciation rights or long term incentive plan payouts to the Named Executive Officers during the fiscal years indicated.

(2) The value of prerequisites and other personal benefits, securities and property for the Named Executive Officers that do not exceed the lesser of $50,000 or 10% of the total of the annual salary and bonus are not reported herein.

(3) Carob Management Ltd., a company controlled by Mr. Burnett, receives $2,500 per month from the Company.

There were no Named Executive Officers serving as executive officers at the end of the most recently completed financial year or executive officers who served during the financial year whose salaries exceeded $100,000 per year.

There were no long term incentive plans in place for the Named Executive Officer of the Company during the most recently completed financial year.

OPTIONS AND SARS

There were no options granted to the Named Executive Officer during the most recently completed financial year.

There were no options exercised by the Named Executive Officer during the most recently completed financial year.

There were no options held by the Named Executive Officer that were repriced downward during the most recently completed financial year.

There were no defined benefit or actuarial plans in place for the Named Executive Officer during the most recently completed financial year.

There are no employment contracts or compensatory plans or arrangements between the Company and the Named Executive Officer

The Company has no compensation committee.

COMPENSATION OF DIRECTORS

There were no stock options granted to directors of the Company during the most recently completed financial year.

OTHER COMPENSATION TO DIRECTORS

No other compensation was paid to directors of the Company during the last completed financial year.

INDEBTEDNESS TO COMPANY OF DIRECTORS AND SENIOR OFFICERS

None of the directors and senior officers of the Company or associates of such persons are or have been indebted to the Company or its subsidiaries at any time since the beginning of the last completed financial year of the Company and no indebtedness remains outstanding as at the date of this Information Circular.

INTEREST OF CERTAIN PERSON IN MATTERS TO BE ACTED UPON

None of the directors, executive officers or senior officers of the Company nor associates or affiliates of such persons have any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than as set out herein.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

None of the directors or senior officers of the Company, nor any person who beneficially owns, directly, or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, nor any associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year except:

(a) the Company pays $500 per month to Amisano Hanson, Chartered Accountants, for office space and administrative services. Kevin R. Hanson, a director of the Company, is a partner of Amisano Hanson; and

(b) the Company paid $8,100 to Amisano Hanson, Chartered Accountants, for accounting fees for the financial year ending December 31, 2002.

MANAGEMENT CONTRACTS

There are no management functions of the Company which are to any substantial degree performed by a person other than the directors or senior officers of the Company.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Share Split

The Board of Directors of the Company has determined that it may be in the best interest of the Company to split the issued and unissued common shares of the Company on the basis of up to seven (7) common shares for each one (1) existing common share, or such other number of common shares as the Board of Directors may determine appropriate and the regulatory bodies having jurisdiction may accept. As at January 2, 2004, the total number of issued and outstanding common shares of the Company was 4,359,339. Accordingly, the total number of common shares issued and outstanding after the share split would be 30,515,373, assuming that it is effected at the maximum seven-for-one share split ratio. Any fractional shares arising as a result of the share split will be adjusted to the next whole share. In order to effect the share split, the following special resolution must be passed by two-thirds of the votes cast by shareholders of the Company represented in person or by proxy at the Meeting.

"RESOLVED AS A SPECIAL RESOLUTION THAT:

1. the Articles of the Company are amended to split the issued and unissued common shares on the basis of up to seven (7) common shares for each one (1) existing common share, or such other number of common shares as the Board of Directors may determine appropriate and the regulatory bodies having jurisdiction may accept;

2. any fractional shares arising as a result of the share split will be adjusted to the next whole share;

3. the directors and officers of the Company be and they are hereby authorized, empowered and directed to take any and all such actions as in their discretion they deem necessary or expedient to effectuate the purpose of the foregoing resolutions, including the filing of the Articles of Amendment with the Director of the Ontario Business Corporations Act in order to effect the share split; and

4. the Board of Directors be authorized to implement, in its discretion, any of these resolutions or delay or abandon all or any of the actions contemplated by the foregoing resolutions."

Change of Name

The Company has entered into a Letter of Intent whereby it proposes to acquire all of the issued and outstanding shares of Pan American Gold Corporation, a Nevada corporation ("Pan American Nevada"). Pan American Nevada is a junior resource company based in Vancouver, British Columbia. It has assembled a portfolio of exploration and development properties in Canada and the United States. It has completed extensive staking in areas where receding glaciers have exposed mineralized outcrops in the Eskay Creek area of northern British Columbia. Pan American Nevada also owns a 60% interest in the Kinlsey Mountain Mine in Elko County, Nevada, and a 60% interest in the Pinnacle property in Nye County, Nevada.

The Company intends to enter into a formal share purchase agreement with the shareholders of Pan American Nevada, whereby the Company will acquire all of the issued and outstanding shares of Pan American Nevada in exchange for the issuance of shares of the Company to the shareholders of Pan American Nevada, subject to such shareholder and regulatory approvals as may be required, if any. A condition of the share purchase agreement will be that the Company change its name to Pan American Gold Corporation. The Company proposes, in the discretion of the directors, to change its name from TRI-LATERAL VENTURE CORPORATION to PAN AMERICAN GOLD CORPORATION, subject to shareholder and regulatory approval. Accordingly, in order to become effective the following special resolution must be passed by at least two-thirds of the votes cast by shareholders of the Company represented in person or by proxy at the Meeting.

"RESOLVED AS A SPECIAL RESOLUTION THAT:

1. Subject to such regulatory approval as may be required, if any, and in the discretion of the directors, the Articles of the Company be amended to change the name of the Company from "TRI-LATERAL VENTURE CORPORATION" to "PAN AMERICAN GOLD CORPORATION" or such other name as may be approved by the directors of the Company and as may be acceptable to the regulatory authorities having jurisdiction;

2. the directors and officers of the Company be and are hereby authorized to take such steps as may be necessary or advisable to give effect to the name change, including the filing of Articles of Amendment with the Director of the Ontario Business Corporations Act;

3. the directors of the Company be and they are hereby authorized, empowered and directed to take any and all such actions as in their discretion they deem necessary or expedient to effectuate the purposes of the foregoing resolutions; and

4. the Board of Directors be authorized to implement, in its discretion, any of these resolutions or delay or abandon all or any of the actions contemplated by the foregoing resolutions."

The Company reserves the right not to proceed with the proposed name change, if approved by the shareholders, in the event that the contemplated share purchase agreement with the shareholders of Pan American Nevada is not consummated.

ADDITIONAL INFORMATION

Additional information relating to the Company may be obtained upon request from the President of the Company by telephone at 604.669.2615 or by facsimile at 604.689.9773.

By Order of the Board of
TRI-LATERAL VENTURE CORPORATION

Per: /s/ Gregory Burnett
GREGORY C. BURNETT,
President

Proxy
SPECIAL MEETING OF SHAREHOLDERS OF TRI-LATERAL VENTURE CORPORATION	Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)
			For	Against

TO BE HELD AT THE OFFICES OF MESSRS. CLARK, WILSON, 8TH FLOOR, 885 WEST GEORGIA STREET, VANCOUVER, BC ON TUESDAY, FEBRUARY 3, 2004, at 10:00 (VANCOUVER TIME)

The undersigned member ("Registered Shareholder") of the Company hereby appoints, GREGORY C. BURNETT, the President and a Director of the Company, or failing him, KEVIN R. HANSON, a Director of the Company, or in the place of the foregoing, _________________________ (print the name), as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

The Registered Shareholder hereby revokes any prior proxy or proxies.

1.

To approve by special resolution a share split of the issued and unissued common shares of the Company on the basis of up to seven (7) common shares for each one (1) share, as more particularly described in the Information Circular

			_____	_____
	2.	To approve by special resolution a name change to "Pan American Gold Corporation" or such other name as directors may approve, as more particularly described in the Information Circular	_____	_____

REGISTERED HOLDER SIGN HERE:
DATE SIGNED:

THIS PROXY MUST BE SIGNED AND DATED. SEE IMPORTANT INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1. This Proxy is solicited by the Management of the Company.

2. This form of proxy ("Instrument of Proxy") must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by CIBC Mellon Trust Company.

4. A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

5. A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

(a) appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote.

OR

(b) appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Holder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7. If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

INSTRUCTIONS AND OPTIONS FOR VOTING:

To be represented at the Meeting, voting instructions must be DEPOSITED at the office of "CIBC MELLON TRUST COMPANY" or "TRI-LATERAL VENTURE CORPORATION", by mail or by fax, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment of the Meeting.

Voting by mail:
CIBC Mellon Trust Company Proxy Department 200 Queens Quay E, Unit 6 Toronto, Ontario M5A 4K9 Fax: 416.368.2502	TRI-LATERAL VENTURE CORPORATION 604 - 750 West Pender Street Vancouver, B.C., V6C 2T7 Fax: 604.689.9773

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pan American Gold Corporation

/s/ Greg Burnett
Greg Burnett, Director
Date: May 25, 2004